

Mail Stop 3030

January 21, 2009

<u>Via U.S. Mail</u>

Ms. Elisha Finney
Chief Financial Officer
Varian Medical Systems, Inc.
3100 Hansen Way
Palo Alto, CA 94304

      Re: **Varian Medical Systems, Inc.**
               Form 10-K for the Year Ended September 26, 2008
               File No. 001-07598

Dear Ms. Finney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief